Investment Office               (916) 795-3400 phone (916) 796-2842 fax        www.calpers.ca.gov

May 16, 2013

Dear Nabors Industries Shareowner:

SUPPORT PROPOSAL #9 REGARDING SEVERANCE BENEFITS

We would be grateful for your support of Proposal #9 at the Nabors Industries June 4, 2013 annual general meeting. On record date April 5, 2013 CalPERS owned approximately 995,710 shares of Nabors Industries common stock. As a significant long-term shareowner of the company we ask that you support our non-binding shareowner proposal asking the Board of Directors to amend the company’s articles of incorporation and/or bylaws to require the board of directors to seek shareowner approval of future severance agreements that provide benefits exceeding 2.99 times the sum of an executive’s base salary and bonus.

LONG-TERM UNDERPERFORMANCE AT NABORS INDUSTRIES

Source: Factset (Time period ending 4/30/13)

CONTINUED EXECUTIVE COMPENSATION CONCERNS

As a long-term shareowner in Nabors we have significant concerns with the pay for performance disconnect at the company.

➢	The company’s advisory vote on executive compensation has failed to receive majority support over the past two consecutive years – in 2011 the proposal got approval from 45 percent of the voting shares and only 25 percent in 2012.

CalPERS Public Employees’ Retirement System Shareowner Alert

CALPERS VOTING “FOR” PROPOSAL #7 THE REQUEST FOR AN INDEPENDENT BOARD CHAIRMAN

CalPERS believes if the Chairman was independent the board would be able to exercise stronger oversight of management.

CALPERS VOTING “FOR” PROPOSAL #10 REGARDING PROXY ACCESS

CalPERS is a firm supporter of providing shareowners the ability to nominate director candidates for inclusion to proxy materials. The right to nominate board candidates is a fundamental shareowner right and the cornerstone of board accountability. In 2012 a request for proxy access received support from 56 percent of the voting shares.

Thank you for your time and consideration.

Sincerely,

Anne Simpson

Senior Portfolio Manager, Investments

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. Please do not send CalPERS your proxy card, but return it to Nabors Industries using the instructions provided in the Company proxy material.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165. Should you have other proposal specific questions please feel free to contact Todd Mattley, CalPERS Investment Officer at Todd_Mattley@calpers.ca.gov or 916-795-0565.

CalPERS Public Employees’ Retirement System Shareowner Alert